Hawaiian Electric Industries, Inc.



2001 Summary Report to Stockholders

BANKING OPERATIONS

Operating Income*

$mil


90
75
60
45
30
15
0
82
97 98 99 00 01

Net Income**

$mil


50
40
30
20
10
0
49
97 98 99 00 01

Return on Average Common Equity**

%


15
12
9
6
3
0
12.3
97 98 99 00 01

Tangible Efficiency Ratio*†

%


70
60
50
40
30
20
10
0
56
97 98 99 00 01

*Excluding acquisition costs of $4.1 million in 1997

**Excluding net acquisition costs of $2.4 million in 1997

†Represents the cost of generating a dollar of revenue

Average Interest Rate Spread

%


4.00
3.00
2.00
1.00
0
3.17
97 98 99 00 01

Delinquent Loans* to Loans Outstanding**

%


1999 2000 2001
3.0
2.0
1.0
0
2.2†
1.6†
American
FHLB 12th District

Net Charge-offs to Average Loans Outstanding

%


1999 2000 2001
1
.75
.5
.25
0
.19
.92†
.28†
American
Hawaii*
U.S.*

†1/1 - 9/30/01

*Source: Sheshunoff Information Services, Inc.

Regulatory Capital*

%


15
12
9
6
3
0
5.0
6.6
6.0
12.2
10.0
13.4
Leverage
Tier-1 Risk-based
Total Risk-based
Required to be considered "well-capitalized"
American

*At 12/31/01

UTILITY OPERATIONS

Operating Income

$mil


200
150
100
50
0
194
97 98 99 00 01

Net Income

$mil


100
75
50
25
0
88
97 98 99 00 01

Return on Average Common Equity

%


12
9
6
3
0
10.4
97 98 99 00 01

Kilowatthour Sales

bil


12
9
6
3
0
9.4
97 01 02 06
forecast

Major Expenses

$mil

☐1999 ☐2000 ■2001


200
150
100
50
0
172
101
121
O&M*
Depreciation
Taxes, other than income

*Other than fuel, purchased power and DSM costs

Net Capital Expenditures*

$mil


200
150
100
50
0
102
97 01 02 06
forecast

*Net of AFUDC and CIAC

Peak Demand and Capability

megawatts (x 1000)


2.5
2.0
1.5
1.0
.5
0
2.2
97 01 02 06
forecast

☐ Firm purchased capability
☐ Company-owned system capability
● Peak demand

Oahu Generating Unit Availability vs. Industry Average

%


100
90
80
70
60
50
40
93
97 98 99 00 01

☐ Unit availability
● *Industry average*

FINANCIAL HIGHLIGHTS

Years ended December 31	2001	2000	1999
(dollars in millions, except per share amounts)			
Operating income	$ 256	$ 258	$ 239
Income from continuing operations by segment			
Electric utility	88	87	75
Bank	49	41	35
Other	(29)	(19)	(14)
Income from continuing operations	108	109	96
Net income	84	46	97
Basic earnings per common share — continuing operations	3.19	3.36	3.00
Basic earnings per common share	2.48	1.41	3.01
Dividends per common share	2.48	2.48	2.48
Book value per common share*	26.11	25.43	26.31
Market price per common share			
High	41.25	37.94	40.50
Low	33.56	27.69	28.06
December 31	40.28	37.19	28.88
Return on average common equity — continuing operations	12.2%	13.0%	11.5%
Return on average common equity — net income	9.5%	5.4%	11.6%
Indicated annual yield*	6.2%	6.7%	8.6%
Price earnings ratio**	12.6x	11.1x	9.6x
Common shares outstanding (thousands)			
December 31	35,600	32,991	32,213
Weighted-average	33,754	32,545	32,188

*At December 31

**Calculated using the December 31 market price per common share divided by basic earnings per common share — continuing operations

Income from Continuing Operations*



$mil
125
100
75
50
25
0
108
92
95
98
01

Basic Earnings Per Share — Continuing Operations*



$
4.00
3.00
2.00
1.00
0
3.19
92
95
98
01

Return on Average Common Equity — Continuing Operations*



%
15
10
5
0
12.2
92
95
98
01

*Excluding an FDIC assessment of $8.3 million in 1996 and acquisition costs of $2.4 million in 1997

POWERING HAWAII

FROM HILO TO HONOLULU, Kailua to Kapalua, Hawaiian Electric Industries is the largest Hawaii-based company, providing power and other electric utility services to more than 400,000 customers statewide and a wide array of banking services to consumers and businesses through the state's third largest bank. Through its companies, its charitable foundation and countless hours of employee volunteerism, HEI touches the lives of nearly everyone in Hawaii.

LETTER TO SHAREHOLDERS

2001 RESULTS

In a year of volatile capital markets and generally negative returns to investors in U. S. equities, HEI stock performed well with a total return of 15.6% in 2001. In contrast, the total return of the S&P Electric Index was down 7.8% in 2001. HEI's two-year return was 26.6% compared to 18.8% for the Index. HEI's results benefited from a rebounding Hawaii economy in 2000 and 2001 and the strength of our two core businesses, Hawaiian Electric Company and American Savings Bank.

The year 2001 marked an important financial milestone for HEI. HEI has now been paying dividends for 100 years.

Income from continuing operations was $107.7 million in 2001 compared to $109.3 million in 2000. Earnings per share from continuing operations were $3.19 compared to $3.36. This decline in earnings per share was caused largely by an increase in the number of shares outstanding and by investment losses.

STRATEGY

In October 2001, the Board of Directors approved a major change of strategy for the Company. After disappointments in the Company's international power projects in China and the Philippines, the Company decided to discontinue all international energy operations and concentrate on our operations in Hawaii. Accordingly, the international operations were classified as a discontinued operation and $22.3 million or 66 cents a share loss was charged to income in the third quarter.

ELECTRIC UTILITY OPERATIONS

Net income from our utilities was $88.3 million in 2001 compared to $87.3 million in 2000. Hawaii's economy was strong in 2000 and 2001 until September 11. Kilowatthour sales, an important driver of utility earnings, were up 1.1% in 2001 compared to 3.2% in 2000 reflecting the strength of Hawaii's economy pre-September 11. We expect kilowatthour sales growth of 1.1% in 2002.

Not immediately knowing the impact that the events of September 11 and the ongoing war on terrorism would have on the utilities' profitability, management developed various contingency plans which can be implemented once we have a clearer indication of the financial impacts. While some cost containment measures such as a hiring cap have been implemented, thankfully we have not yet been presented with a situation that requires more drastic action. Our goal is to maintain profitability and financial strength while trying to minimize any negative impact on employees and customers.

After September 11 we immediately enhanced the security at our generating plants and major substations to assure our customers that we continue to be a reliable source of power to our community. We strengthened the already close ties we have with the military in Hawaii and we continue to work with them and with various state and federal agencies on security and reliability issues.

In my letter to you last year, I indicated that there were two issues holding up the expansion of our existing power plant at Keahole on the island of Hawaii. The first of these was the need to obtain a final air permit for that facility. I'm happy to report that the EPA issued a final air permit in November 2001. The second major issue was the need to obtain an extension of a construction permit from the Board of Land and Natural Resources. An administrative

Real Economic Growth Trends: Hawaii GSP vs. U.S. GDP



%
6
4
2
0
-2
1.0
0.6
92
95
98
01
02*
U.S.
Hawaii

Sources: State of Hawaii, Dept. of Business, Economic Development and Tourism (DBEDT); U.S. Dept. of Commerce, Bureau of Economic Analysis

*Forecast

law judge has recommended to the Board that this permit be extended; however, the opposing parties continue to raise their objections. We hope that the Board will act favorably on the recommendation.

Efforts also continue to "close the loop" between the northern and southern corridors in the utility's transmission grid on Oahu.

The deregulation of the electric utility industry on the mainland U. S. has been successful in some states and a disaster in others. Given Hawaii's small size and inability to interconnect with any other utility, we will work with our Public Utilities Commission to insure that our utilities remain vertically integrated to continue to serve our customers in a reliable and cost effective manner.

Visitor Arrivals and Dollars Spent



mil
$bil
12
10.0
8
6.3
4
0
92
95
98
01*
Dollars spent ($bil)
Domestic visitors (mil)
International visitors (mil)

Source: DBEDT
*Estimate

AMERICAN SAVINGS BANK

American Savings Bank had a very good year with net income of $48.5 million compared to $40.6 million in 2000. The higher earnings were caused primarily by gains from the sale of mortgage-backed securities taken in response to shifts in interest rates resulting from the active management of the bank's portfolio and by higher fee income.

A management transition occurred on June 1 when Constance H. Lau was promoted from Chief Operating Officer to President and Chief Executive Officer after the retirement of Wayne K. Minami. Connie is a highly talented executive who brings much energy and creativity to this job. We thank Wayne for his 15 years of dedicated service to the bank and wish him and his wife, Colleen, a happy and healthy retirement.

Management's main challenge is to change the culture of the bank from a traditional thrift to that of a full service community bank. To do this, we are upgrading the bank's capability to serve a wider array of customers including business customers. We are making major investments in people, technology and new products while seeking to grow profitability.

Federal Government Spending in Hawaii



$bil
10
9.3
7.5
5
2.5
0
92
95
98
01*

Source: DBEDT
*Estimate

In the short term, the key indicators of profitability are the interest rate spread and the level of delinquencies post-September 11. The Fed reduced short-term interest rates 11 times last year and this has produced a very steep yield curve. It is expected that short-term rates will rise this year as the economy recovers and management will need to adjust the duration and composition of assets and liabilities as the shape of the yield curve changes.

Regarding delinquencies, we have been pleasantly surprised that our ratios have been relatively stable after a slight increase post-September 11. The major driver of our ability to continue the favorable trend will be the strength of the Hawaiian economy.

Dividends per Common Share


$
3.00
2.48
2.00
1.00
0
92
95
98
01

THE HAWAIIAN ECONOMY

With operations now solely in Hawaii, the success of the Company is very much tied to the local economy. The most immediate impact is on kilowatthour sales growth at our utilities and delinquency rates at our bank. While the interest rate spread is also a key driver of profitability at the bank, spreads are largely determined by national rather than state trends.

There is more uncertainty in forecasting the economy given September 11 and subsequent events, but local economists are now forecasting that Hawaii's gross state product will grow by 0.6% in 2002 compared to 1.2% in 2001. The largest swing factor and question mark is how soon Japanese visitors will return to Hawaii. Westbound visitors from the U. S. mainland and Canada have largely returned to the record levels of 2000. Japanese tourism, which has generally represented about 2 million of Hawaii's 7 million visitors, has only returned to 70% of pre-September 11 levels as of year end. This is due to Japan's economic problems and Japanese reluctance to vacation abroad in these uncertain times.

Aside from tourism, the other components of Hawaii's economy are in reasonably good shape. The federal government and military, our utility's largest customers, have been growing in recent years. After being in the doldrums for most of the 1990s, construction spending has been strong over the last couple of years and is forecasted to be up by 7.3% in 2002. Residential real estate sales are robust with the number of home sales on Oahu up 7% year over year.

Value of $1,000 Invested in HEI Stock at December 31*


$thou
2.5
2.1
2.0
1.5
1.0
92
95
98
01

10-year average annual total return: 7.9%

*Including reinvested dividends

The consensus is that Hawaii's economy will experience slow but positive growth this year.

DIVIDEND

As mentioned earlier, HEI is proud to have paid dividends continuously for 100 years. We know the importance of the dividend to both our individual and institutional investors. We intend to keep the dividend at 62 cents per quarter for the foreseeable future.

OTHER

The Company had a very successful common stock offering last fall to reduce debt and increase financial flexibility. We sold 1.5 million shares and achieved good pricing and after-market price performance. There are no plans for future offerings of common stock in the near term other than through our dividend reinvestment program.

As indicated earlier, we have decided to discontinue our international operations after losses in a project in the Philippines in 2000 and the inability to conclude a commercially viable interconnection agreement for our project in China. These projects have been completely written off and no recovery is anticipated in our financial statements. We are continuing to work with the government of Inner Mongolia in China to recover our investment in that project. Our project in Guam was sold in November at a slight gain.

This letter would not be complete without expressing our sadness for the tragic events of September 11. Hawaii is a long way from New York, Washington, D.C., and Pennsylvania, but the events have profoundly impacted those of us in Hawaii. On a personal note, the Company's management has held semiannual meetings at Windows on the World atop the World Trade Center for over 10 years. These meetings are with security analysts, fund managers and other financial professionals to keep them abreast of developments at the Company. We last met there in June and were scheduled to return in early November. Our management did return to New York in December and while we were there we visited Ground Zero to pay our respects to the people we had gotten to know over the years and to all the others who lost their lives on September 11.

I'd like to thank the Board for their guidance and support and all of the employees of HEI who rose to the challenge during the very difficult period post-September 11.



Robert F Clarke

Robert F. Clarke
Chairman, President and
Chief Executive Officer

February 13, 2002

HAWAIIAN ELECTRIC Industries, Inc. has paid dividends for 100 years, currently providing investors with an attractive dividend yield of about 6%*. Supporting the dividend are the strong performances of HEI's Hawaii operations. With its unique market position and record of reliable service, HEI's electric utility grew earnings 1.2% in 2001. HEI's bank continues to gain deposit market share and grew earnings 19.4% in 2001.

*As of February 13, 2002


Niihau


Kauai
6





HECO

Serves island of Oahu

Service area	616 sq. miles
Customers	280,911
Generating capacity	1,669 MW




Oahu
48
3

HEI IS

THE LARGEST HAWAII-BASED COMPANY SERVING THE PEOPLE OF HAWAII

LEGEND

Hawaiian Electric Company, Inc.
Power Plants
(15)

American Savings Bank
Branches
(70)



Molokai (1) (1)
Lanai (1)
Maui (8) (2)
Hawaii (7) (8)

MECO

Serves islands of Maui, Molokai and Lanai

Service area	1,118 sq. miles
Customers	58,840
Generating capacity	273 MW

HELCO

Serves island of Hawaii

Service area	4,032 sq. miles
Customers	65,241
Generating capacity	261 MW



For 110 years, HEI's utility has been providing energy services and leadership for the people of Hawaii. Today, building on this tradition of reliable service, it is taking this leadership to the next level, cultivating the promise of new technology to help shape Hawaii's energy future.

HEI OPERATIONS

UTILITIES

Powering Hawaii's future requires energy leadership that both builds on tradition and invests in innovation. HEI's utilities are dedicated to maintaining their 110-year record of reliable service to the people of Hawaii while elevating this commitment with investments in new technologies to help shape the state's energy future.

This commitment is stronger than ever in the wake of September 11. Though the full impact on Hawaii's economy is still materializing, HEI's utilities were buffered by strong pre-September 11 growth in the state's economy. Kilowatthour sales increases of 1.6% through August were tempered to 1.1% by yearend. Despite the drop-off, net income of $88.3 million was still up 1.2% over 2000.



T. Michael May
President and
Chief Executive Officer
Hawaiian Electric Company, Inc.

Hideo Kimura
shizendo founder
Mr. Kimura is a retired school principal who founded the Shizendo Functional Relaxation Program, a research-oriented program designed to maximize well-being. It combines the martial art of Aikido with specialized kinesiology.


NUUANU
Oahu

Susan Quintal, *dental hygienist*
Honolulu, Oahu



Lt. Kristof Sills, *F-15 pilot, Hawaii Air National Guard*
Hickam AFB, Oahu



Aaron Fujinaka, *ukulele maker & HECO manager,* **Moanalua, Oahu**



The increase in net income is due in part to cautionary measures implemented after September 11, including staffing levels and other cost-containment measures. But credit also goes to an ongoing program of productivity improvements.

As one example, the Power Supply area is using the Company's integrated information systems to obtain real time updates on costs. This helps plan the timing of maintenance activities, improving reliability and avoiding higher corrective maintenance costs later. Such efficiency improvements make even more sense as the Company plans for the future in the unsettled post-September 11 economy.

KEEPING THE LIGHTS ON

Fundamental to these plans are improvements to maintain HECO's strong record of reliability. In 2001, the Company completed the final phase of upgrades to the underground cable network serving the critical downtown Honolulu hub of business and government. Similar work is planned in 2002 and beyond for Waikiki, the heart of Oahu's visitor industry.

On Maui, a newly installed state-of-the-art computerized energy management system and automated generator controls are improving the efficiency of generators, saving on fuel and operating costs.

Constantly modernizing, the Company is now using laptops in the field to update its computerized mapping system for distribution and subtransmission lines. This technology gives the employees access to up-to-date line inspection data and system maps, which helps them sort and prioritize work.


HILO
Hawaii

Lisa Dangelmaier,
operations superintendent
HELCO
Ms. Dangelmaier was one of the consultant team members who authored the advanced utility generation software used at HELCO. Subsequently, she joined the Company to manage the daily efficient operation of HELCO's generating system.

Dr. Amy Brown, *research scientist*
Manoa, Oahu



Rico Williams, *storeowner*
Honolulu, Oahu



Jeff Seefeld, *button vendor*
Iwilei, Oahu



David Hallums, *policeman*
Waikiki, Oahu



Plans to expand the Company's Keahole power plant on the island of Hawaii took a major step forward with the receipt of the final air permit in November and efforts continue to complete a needed transmission line corridor on the island of Oahu.

SUCCESS STARTS WITH THE CUSTOMER

Customer relationships and an emphasis on adding to the list of available customer options remain at the heart of the Company's strategic focus.

Under HECO's major customer call program, account managers provide personal attention, helping business customers take advantage of services like comprehensive energy audits to identify money-saving energy options. Solutions can range from technology investments to billing choices such as pay-any-day or consolidated billing for multiple accounts.

When it comes to HECO's largest customer – the military – the post-September 11 security crisis has made service reliability even more critical, further strengthening this relationship. Helping the Department of Defense (DOD) meet federal efficiency goals is also key. The Company collaborated with the DOD on a $10.5 million high-efficiency chiller plant and distribution facility at Pearl Harbor shipyard. Slated for completion later this year, the energy saving project was made possible through an agreement for third-party financing arranged by HECO.

Residential customer service remains a high priority as well. Perhaps the best measure of performance is direct feedback from the customer. In 2001, HECO recorded its highest residential

Lawrence Kamiya
landscape maintenance supervisor
Through Mr. Kamiya's work at the Royal Hawaiian Shopping Center, the popular tourist destination in Waikiki has won numerous awards for landscaping excellence and for the use of native exotic plants.


WAIKIKI
Oahu

Michael Iosua, *football player*
Manoa, Oahu



Ken Vandermeer and Mark Franco, *MECO linemen*
Kaanapali, Maui



Ester Chimel, *lei maker*
Honolulu, Oahu



customer satisfaction ratings ever, with overall favorable ratings exceeding 81% compared to the industry average of about 74%. Satisfaction ratings for direct transactions with HECO customer service employees were also at an all-time high of over 87%.

INVESTING IN INNOVATION

Today, investments in reliability and efficiency are critical, but so is investing in innovation for tomorrow. This is at the heart of our commitment to evolving technologies. Public and private sector partnerships are key and HEI's utilities have taken a lead role in establishing such collaboration. Hydrogen fuel cells are a case in point. To support development of one of the most promising clean energy technologies, HECO has teamed up with the University of Hawaii School of Ocean & Earth Science & Technology's Hawaii Natural Energy Institute (HNEI), UTC Fuel Cells and the DOD Office of Naval Research to establish the Hawaii Fuel Cell Test Facility. Testing performed by HNEI can help lead to lower-cost fuel cells and accelerate their use for specific commercial and military purposes. HECO is providing the site for the facility which is expected to open later this year. In related work, to address the challenge of obtaining a fuel source for the production of hydrogen, the Company is also supporting an HNEI project to study the feasibility of producing hydrogen from biomass.

HECO's solar water heating program, the largest in the nation, continues to put a proven renewable technology to work for customers. Soon, Hawaii will be home to the nation's largest single solar water heating installation project. As part of an ongoing DOD energy partnership, the U.S. Army


HAWAII KAI
Oahu

Bradley Oka
first grader
Bradley Oka is a typical first grader at Koko Head Elementary School — he can't wait for recess. When he's not hanging around on the school playground, Bradley loves golf, playing computer games and rollerblading. Besides front teeth, his big wish is to have his very own kitten.

Kiha Akau, *HECO meter reader*
Aiea, Oahu



Hiroko Kotaka, *waitress*
Waikiki, Oahu



Guy Mamac, *coffee farmer*
Kona, Hawaii



Garrison-Hawaii will save an estimated $250,000 a year with solar water heating for 650 homes primarily located in its Helemano military housing project.

In total, since our solar and other energy efficiency programs began in 1996, more than 19,000 residential and commercial customers have received over $28 million in rebates to help pay for energy-saving technology. The Hawaii Public Utilities Commission recently approved an extension of the programs for at least another two years.

More wind power is also in the works. On the Big Island of Hawaii, the Company is finalizing an agreement to purchase up to three megawatts of power from a future wind farm in Hawi. This is in addition to up to 30 megawatts of wind power our neighbor island utilities hope to buy from planned wind farms at Kahua Ranch on the Big Island and Kaheawa Pastures on Maui.

These collective efforts will help HECO meet renewable energy targets passed by the 2001 Hawaii legislature. The Company supported the targets, along with a net energy metering law, allowing customers to get credit on their electric bill for kilowatthours generated by their own on-site renewable energy systems.

DEVELOPING DISTRIBUTED GENERATION

Though central station generation will remain critical to providing reliable service for years to come, the Company recognizes the important role that distributed generation can play in Hawaii's energy future.

Dr. C. Barry Raleigh
dean
School of Ocean & Earth Science & Technology, University of Hawaii
A renowned scientist, Dr. Raleigh came to UH as dean in 1989 after heading the Earthquake Prediction Research Program of the U.S.Geological Survey and Columbia University's Lamont-Doherty Geological Observatory, where he oversaw the first accurate predictions of major climate changes.


HONOLULU
Oahu

Kathy Komori, *flower farmer*
Wahiawa, Oahu



Debbie Kawamae, *preschool executive director*
Palolo Valley, Oahu



Gabriel Torres, *bartender*
Waikiki, Oahu



Combined heat and power systems are an application of distributed generation that simultaneously produces electrical energy and captures the heat byproduct for uses such as laundry or heated swimming pools. Under the right conditions, such systems can increase energy efficiency and help customers save on their electric bills. To better evaluate the performance of cogeneration as an option for HECO's large customers, the Company is planning to install a system as a demonstration project at the Grand Wailea Resort and Hotel on Maui.

Under a recent master services agreement with Onsite Energy, a comprehensive energy services company, HECO will also develop several other pilot cogeneration projects with customers.

Microturbines, another form of distributed generation, are also getting a close look. The Company acquired a 30 kW microturbine and is operating it as part of a collaborative demonstration project with the Electric Power Research Institute. The results will be shared with utilities across the country.

COMMUNITY PARTNERING

Serving the islands for over a century, Hawaiian Electric and its employees are an integral part of the community they serve.

Beyond community volunteerism, this partnership goes deeper, extending to a need to work together for solutions to long-standing issues such as the visual impact of overhead utility lines. Already, several communities are making use of the Company's new cost sharing policy to help pay for undergrounding


McCULLY
Oahu

Alan Wong
chef-owner
Alan Wong's Restaurant
Recognized as a world-class chef by the James Beard Foundation, Mr. Wong has created an award-winning restaurant in Honolulu. Reflecting his Japanese, Chinese and Hawaiian ancestry, he marries regional and ethnic cooking styles in a cuisine honored worldwide.

Elena Ventura, *housekeeper*
Waikiki, Oahu



Kirk Nelson, *golf pro*
Makena, Maui



neighborhood distribution power lines. Recognizing the importance of community input, even more community involvement will be solicited on issues like this in the future.

The Company's commitment to education also remains stronger than ever. In 2001, Maui Community College honored its Maui utility as "Community Partner of the Year."

And in the wake of last year's tragedy, community giving to help agencies and families is even more important. Especially in these difficult times, HECO is proud to be named Aloha United Way's Corporation of the Year in recognition of its employees' consistently dedicated and energetic support of the fundraising campaign.

LEADERSHIP FOR THE FUTURE

In a tumultuous year marked by national tragedy and growing turmoil in parts of the mainland U.S. energy industry, HEI's utilities continue to operate in a regulated environment, providing strong and responsible energy leadership for Hawaii. Upholding the levels of service and reliability its customers have depended on for over a century, the Company is taking this leadership to the next level with even greater emphasis on customer and community partnerships and investments in new technologies for tomorrow.

American, HEI's bank and Hawaii's third largest financial institution, serves retail and business customers through 70 conveniently located branches and 163 ATMs. American is leveraging its branch system, the second largest in the state, to expand its reach in its traditional retail markets and to more business customers. In doing so, American aims to become the financial services provider Hawaii's people and businesses prefer.

BANKING

SERVING THE PEOPLE AND BUSINESSES OF HAWAII IS A TOP PRIORITY FOR AMERICAN SAVINGS BANK. CONVENIENT, QUALITY SERVICE HAS LONG BEEN AN AMERICAN SAVINGS BANK HALLMARK, AS WELL AS ITS MARKETPLACE DIFFERENTIATOR. INITIATIVES TO PROVIDE THAT CONVENIENT, QUALITY SERVICE WERE PUT INTO OVERDRIVE IN 2001 WHILE AMERICAN CONTINUED THE IMPLEMENTATION OF ITS PLAN TO EXPAND TO A FULL SERVICE HAWAII BANK. AS PART OF THAT PLAN, AMERICAN AIMS TO FULFILL ITS VISION OF BEING THE FINANCIAL SERVICES PROVIDER PEOPLE PREFER. THE RESULTS THUS FAR ARE ENCOURAGING. LAYER IN A CHALLENGING INTEREST RATE ENVIRONMENT THAT INCLUDED AN UNPRECEDENTED 11 RATE CUTS BY THE FEDERAL RESERVE BANK, RECESSION, THE SEPTEMBER 11 ATTACKS AND THE ONGOING WAR ON TERRORISM, AND THE RESULTS ARE TRULY IMPRESSIVE.

EARNINGS RESULTS

Net income grew 19.4% from $40.6 million in 2000 to $48.5 million in 2001. American's 2001 results include $5.2 million of gains on securities sales, net of taxes, that were achieved as American sold credit and interest rate sensitive securities and replaced them with less sensitive and higher quality securities which did well as interest rates declined.

Despite the challenging interest rate environment, pre-tax net interest income increased $1.4 million primarily due to a $56.7 million increase in net interest-earning assets. American's interest rate spread—the difference between the yield on interest-earning assets and rates paid on interest-bearing liabilities—declined slightly to 3.17% versus 3.20% in 2000.



Constance H. Lau
President and
Chief Executive Officer
American Savings Bank, F.S.B.

Andrew Tamori
assistant vice president
American Savings Bank
Visiting one of his clients on Molokai, Mr. Tamori is one of seven American business banking loan officers. Besides his activities on Molokai, the 20-year veteran handles business accounts on Oahu, Kauai, Maui and Hawaii, bringing the expertise of the state's third largest bank to clients throughout the islands.


KAUNAKAKAI
Molokai

Jill Larita, *American operations*
Mililani, Oahu



James Ford, *captain, Star of Honolulu*
Honolulu, Oahu



Laura Gordon, *American teller*
Kahului, Maui



Remarkably, loan portfolio delinquencies remained stable in 2001 in spite of deteriorating economic conditions in Hawaii post-September 11. This allowed American to hold its provision for loan losses relatively constant in 2001.

Noninterest income continued to grow in 2001. American significantly expanded its debit card base and introduced new check cashing ATMs. Fees generated from the introduction of these new services and other financial services increased by $2.8 million in 2001. The debit card expansion was so successful that it garnered American recognition by MasterCard as the largest MasterCard debit card issuer in Hawaii.

STRATEGIC FOCUS

To expand from a consumer oriented thrift to a full service community bank, American is building core franchise value—providing traditional banking and other financial services to Hawaii's consumers and businesses. In doing so, American is striving to achieve high quality earnings and increased profitability, which translates into increased shareholder value. To accomplish this goal, American is focused on five key areas:

- Maintaining its strength as a retail bank while building its business customer base;
- Increasing business and commercial real estate lending to grow and diversify its predominantly residential loan portfolio;
- Increasing core deposits, especially low-cost business deposits;

Kaleo Pangilinan
fire fighter
For Kaleo Pangilinan, becoming a firefighter was like going into the family business. Eight other members of his family are either active or retired firefighters, including three fire captains and Hawaii's first female firefighter. Kaleo is currently assigned to the hazardous materials unit and, in the wake of September 11, has responded to an increased number of calls.


LILIHA
Oahu

Tara Cheek, *American customer service* **Mililani, Oahu**



Gerard Thomas, *head doorman* **Waikiki, Oahu**



- Investing in technology, infrastructure and its workforce to support strategic initiatives; and
- Aggressively managing its tangible efficiency ratio—the cost of earning a dollar of revenue.

Expanding American's business customer base provides the double benefit of capturing the higher yields generated by business loans and the lower cost of business deposits. It also gives American the opportunity to stabilize earnings, because fee income associated with business lending and other banking services is not as sensitive as net interest income to swings in the interest rate environment.

In 2001, American made double- and triple-digit gains in expanding its business and commercial real estate loan production. While still a small part of American's portfolio, business lending production grew 66% in 2001. In addition, American continued to enhance and expand its commercial real estate lending program. After building a seasoned and respected team, marketing efforts began in July. Production in commercial real estate loans grew 343%, with $62.7 million in commercial real estate loans originated in 2001. This early success is extremely encouraging.

American's strength, however, remains in home mortgage lending. This year American empowered its loan officers with the latest in technology, allowing officers to spend more time at customer locations than in the past. This added customer service, coupled with a low interest rate environment, led to a record number of home mortgage originations in 2001. Mortgage originations jumped 93% to $603.9 million from $312.2 million in 2000.

On the revenue growth front, American had great success in cross-selling services to existing customers. American implemented an aggressive series of mail solicitation campaigns to extend

Dr. Edwin Cadman, MD
dean
John Burns School of Medicine, University of Hawaii
Dr. Cadman is rapidly leading the UH medical school to a position of leadership with a challenging goal — best in the world with an Asia-Pacific focus. In his two years at UH Manoa, he has won approval and funding to build a new multi-million dollar medical school, and has expanded his teaching staff.


JOHNSTON IS.

Gerry Brown, *makeup artist*
Kakaako, Oahu



Henry Wassman, III, *longshoreman*
Honolulu, Oahu



Kumiko Fujii, *American teller*
Lihue, Kauai



consumer credit to existing customers, which received an overwhelmingly positive response. In 2001, American's consumer loan production increased by 85% due to these campaigns and others like them. In addition, American increased its VISA credit card base by 50% in 2001.

Also, in early 2001, American acquired Bishop Insurance Agency of Hawaii, Inc. to complement its existing insurance agency and strengthen its core product offerings. Through its subsidiaries, American Savings Bank offers a full range of insurance products and services, including individual life insurance, long-term care insurance, fixed and variable annuities, tax-sheltered annuities and both personal and commercial property and casualty insurance.

Another 2001 achievement was increasing core deposits by approximately $227 million. The ability to attract deposits is a major driver of American's profitability because core deposits are its lowest costing funds. Moreover, the increase in low cost deposit liabilities allowed for the reduction of higher costing borrowings.

In a high-touch marketplace like Hawaii, convenience and superior customer service make a significant difference in attracting and maintaining deposit customers. American's branch network, the second largest in the state, provides customers with the convenience of branches in nearly every neighborhood, serving their needs with evening, weekend and holiday hours. American remains dedicated to maximizing customer convenience and superior service. To that end, in 2001 American added two new branches to its system and modified and extended hours at key branch locations to better serve customers. In addition, American provides customers anytime access to banking services through 163


KAILUA
Oahu

Florian Libermeister
surfer, helicopter pilot
Born in Germany, raised in Greece, Mr. Libermeister represents the type of visitor who comes to the islands and falls in love with the Hawaiian way of life, never to leave. A resident now for 12 years, avid surfer and wind-surfer, he works as a commercial fixed-wing and helicopter pilot on Oahu.

Lee Beerman, *paniolo (cowboy)*
Kamuela, Hawaii



Lisa Higaki, *retail sales associate*
Kakaako, Oahu



Dr. Patrick Leadbeater, *veterinarian*
Kahala, Oahu



ATMs statewide, ASBnet Internet banking and AccountAbility telephone banking.

Making the jump from a consumer oriented thrift to a full service community bank requires investments in technology, infrastructure and people to support core retail operations and to grow business banking and commercial real estate lending. American is committed to growing its business to make these investments pay off.

LEADERSHIP TRANSITION

After nearly 15 years of dedicated service to American Savings Bank and HEI shareholders, Wayne Minami, American's long-time president and chief executive officer, retired. Succeeding Wayne as president and chief executive officer is Constance H. Lau. Connie joined American in 1999 as chief operating officer after serving 10 years as treasurer of HEI.

COMMUNITY COMMITMENT

In an island community, American and its employees recognize the significant impact their contributions can make on the lives of Hawaii's people. Following the tragic events of September 11, American collected money for the September 11th Fund. In addition, American supported Hawaii's major industry, tourism, through participation in the Value Pass program, the Buy Hawaii campaign and the Best of Oahu Coupon Book.

Steven Magee, CEng MIEE
chartered electrical engineer
W.M. Keck Observatory
Mr. Magee works 13,603 feet above Hawaii's beaches at Mauna Kea's summit, managing and maintaining operations of the twin Keck Telescopes, the world's largest optical and infrared telescopes. Each stands eight stories tall and weighs 300 tons, yet operates with nanometer precision.


MAUNA KEA
Hawaii

Linda Salvador, *American residential loan officer* **Lihue, Kauai**



Barry Mau, *manapua maker* **Chinatown, Oahu**



American and its employees were also key participants in the Friends In Hawaii program, a grassroots tourism campaign that distributed 40,000 free 5-minute calling cards to the public, encouraging users to call family and friends to urge them to visit the islands. These programs all served the common community goals of saving jobs, saving businesses, supporting nonprofit organizations and maintaining tax revenues.

American and its employees exemplify the spirit of aloha; giving whole-heartedly to make the community they serve a better place. Besides responding to hardships created by the events of September 11, American and its employees, continually donate countless hours and resources to not-for-profit organizations and community programs such as Kids Voting Hawaii, the Consuelo Zobel Alger Foundation and the Aloha United Way.

HAWAII'S PREFERRED FINANCIAL SERVICES PROVIDER

Last year was indeed an outstanding year for American Savings Bank. Not only did American achieve record earnings, it also grew and diversified its loan portfolio by expanding business banking and commercial real estate lending and growing core deposits by adding branches, extending branch hours, and introducing check cashing ATMs and other innovative services. The accomplishments of 2001 provide a strong foundation to build upon in 2002. American will continue to diligently pursue its long-term strategic vision of being the financial services provider Hawaii's people and businesses prefer.



CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Hawaiian Electric Industries, Inc. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31	2001	2000	1999
(in thousands, except per share amounts)			
REVENUES			
Electric utility	$1,289,304	$ 1,277,170	$1,055,204
Bank	444,602	450,882	409,913
Other	(6,629)	4,259	53,709
	1,727,277	1,732,311	1,518,826
EXPENSES			
Electric utility	1,095,359	1,084,079	880,490
Bank	362,503	380,841	349,561
Other	13,242	9,858	50,173
	1,471,104	1,474,778	1,280,224
OPERATING INCOME (LOSS)			
Electric utility	193,945	193,091	174,714
Bank	82,099	70,041	60,352
Other	(19,871)	(5,599)	3,536
	256,173	257,533	238,602
Interest expense—other than bank	(78,726)	(77,298)	(72,117)
Other expenses, net	(11,544)	(9,740)	(11,356)
Income from continuing operations before income taxes	165,903	170,495	155,129
Income taxes	58,157	61,159	58,703
Income from continuing operations	107,746	109,336	96,426
Discontinued operations, net of income taxes	(24,041)	(63,592)	421
Net income	$ 83,705	$ 45,744	$ 96,847
Basic earnings (loss) per common share			
Continuing operations	$ 3.19	$ 3.36	$ 3.00
Discontinued operations	(0.71)	(1.95)	0.01
	$ 2.48	$ 1.41	$ 3.01
Diluted earnings (loss) per common share			
Continuing operations	$ 3.18	$ 3.35	$ 2.99
Discontinued operations	(0.71)	(1.95)	0.01
	$ 2.47	$ 1.40	$ 3.00
Dividends per common share	$ 2.48	$ 2.48	$ 2.48
Weighted-average number of common shares outstanding			
Basic	33,754	32,545	32,188
Diluted	33,942	32,687	32,291

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31	2001	2000	1999
(in thousands)			
Stockholders' equity, January 1	$ 839,059	$ 847,586	$ 826,972
Net income	83,705	45,744	96,847
Other comprehensive income (loss)	(5,356)	89	(48)
Issuance of common stock	95,449	26,311	3,663
Common stock dividends	(83,192)	(80,671)	(79,848)
Stockholders' equity, December 31	$ 929,665	$ 839,059	$ 847,586

These condensed consolidated financial statements should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the Annual Meeting of Stockholders to be held on April 23, 2002.

CONDENSED CONSOLIDATED BALANCE SHEETS

December 31	2001	2000
(in thousands)		
ASSETS		
Available-for-sale investment and mortgage/asset-backed securities	$2,370,459	$ 164,668
Held-to-maturity investment and mortgage/asset-backed securities	84,211	2,105,837
Loans receivable, net	2,857,622	3,211,325
Property, plant and equipment, net	2,067,503	2,054,474
Other	1,138,148	982,390
	$8,517,943	$ 8,518,694
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposit liabilities	$3,679,586	$ 3,584,646
Advances from Federal Home Loan Bank	1,032,752	1,249,252
Long-term debt	1,145,769	1,088,731
Other	1,495,765	1,522,600
	7,353,872	7,445,229
HEI- and HECO-obligated preferred securities of trust subsidiaries and other	234,406	234,406
Stockholders' equity	929,665	839,059
	$8,517,943	$ 8,518,694

SELECTED SEGMENT INFORMATION

December 31	2001	2000
(in thousands)		
ASSETS		
Electric utility	$2,389,738	$ 2,392,858
Bank	6,011,448	5,969,315
Other	116,757	156,521
	$8,517,943	$ 8,518,694

27

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2001	2000	1999
(in thousands)			
Cash flows from operating activities			
Income from continuing operations	$ 107,746	$ 109,336	$ 96,426
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation of property, plant and equipment	110,425	108,608	108,245
Other, net	41,255	46,982	(13,414)
Net cash provided by operating activities	259,426	264,926	191,257
Net cash provided by (used in) investing activities	27,540	(249,224)	(412,875)
Net cash provided by (used in) financing activities	(96,572)	77,053	4,141
Net cash provided by (used in) discontinued operations	47,650	(77,371)	4,425
Net increase (decrease) in cash and equivalents	238,044	15,384	(213,052)
Cash and equivalents, January 1	212,783	197,399	410,451
Cash and equivalents, December 31	$ 450,827	$ 212,783	$ 197,399

These condensed consolidated financial statements and selected segment information should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the Annual Meeting of Stockholders to be held on April 23, 2002.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hawaiian Electric Industries, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. Such consolidated financial statements and our report thereon dated January 23, 2002, expressing an unqualified opinion and containing an explanatory paragraph that states that as discussed in note 1 of notes to consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivatives and hedging activities (which are not included herein), are included in Appendix A to the Proxy Statement prepared for the Annual Meeting of Stockholders to be held on April 23, 2002.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements of Hawaiian Electric Industries, Inc. and subsidiaries is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Honolulu, Hawaii
January 23, 2002

HEI DIRECTORS

Robert F. Clarke, 59 (1)*
Chairman, President and
Chief Executive Officer
Hawaiian Electric Industries, Inc.
1989

Don E. Carroll, 60 (3,4)
Chairman
Oceanic Cablevision
(cable television broadcasting)
1996

Constance H. Lau, 49 *
President and
Chief Executive Officer
American Savings Bank, F.S.B.
2001

Victor Hao Li, S.J.D., 60 (2)*
Co-chairman
Asia Pacific Consulting Group
(international business consultant)
1988

T. Michael May, 55 *
President and
Chief Executive Officer
Hawaiian Electric Company, Inc.
1995

Bill D. Mills, 50 (1,2,3,4)
Chairman of the Board and
Chief Executive Officer
Bill Mills Development and
Investment Company, Inc.
(real estate development)
1988

A. Maurice Myers, 61 (3,4)
Chairman and Chief Executive Officer
Waste Management, Inc.
(environmental services)
1991

Diane J. Plotts, 66 (1,2,3)*
Business advisor
1987

James K. Scott, Ed.D., 50 (2)*
President
Punahou School
(private education)
1995

Oswald K. Stender, 70 (3,4)
Real estate consultant
1993

Kelvin H. Taketa, 47 (2,3)*
President and Chief Executive Officer
Hawaii Community Foundation
(statewide charitable foundation)
1993

Jeffrey N. Watanabe, 59 (1,4)*
Senior Partner
Watanabe, Ing & Kawashima
(private law firm)
1987

Committees of the Board of Directors

(1) **Executive:**
Jeffrey N. Watanabe, Chairman

(2) **Audit:**
Bill D. Mills, Chairman

(3) **Compensation:**
Diane J. Plotts, Chairman

(4) **Nominating & Corporate Governance:**
Jeffrey N. Watanabe, Chairman

*Also member of one or more subsidiary boards

Year denotes year of election to the board of directors

Information as of February 13, 2002

HEI EXECUTIVE OFFICERS

Robert F. Clarke, 59
Chairman, President and
Chief Executive Officer
1987

Robert F. Mougeot, 59
Financial Vice President, Treasurer
and Chief Financial Officer
1988

Peter C. Lewis, 67
Vice President-Administration and
Corporate Secretary
1968

Charles F. Wall, 62
Vice President and
Corporate Information Officer
1990

Andrew I.T. Chang, 62
Vice President-Government Relations
1985

Curtis Y. Harada, 46
Controller
1989

T. Michael May, 55
President and
Chief Executive Officer
Hawaiian Electric Company, Inc.
1992

Constance H. Lau, 49
President and
Chief Executive Officer
American Savings Bank, F.S.B.
1984

Year denotes year of employment by the Company

Information as of February 13, 2002

SUBSIDIARY OUTSIDE DIRECTORS AND ADVISORY BOARD MEMBERS

Gladys C. Baisa, 61
Executive Director
Maui Economic Opportunity, Inc.
(nonprofit human services agency)
Maui Electric Company, Limited*
1995

Jorge G. Camara, M.D., 51
Camara Eye Clinic
(ophthalmology)
American Savings Bank, F.S.B.
1990

Kenton T. Eldridge, 58
Retired Regional President, Taiwan
Duty Free Shoppers
(retail)
American Savings Bank, F.S.B.
2000

Richard W. Gushman, II, 55
Trustee
Estate of James Campbell
(private real estate trust)
American Savings Bank, F.S.B.
2002

Carol R. Ignacio, 57
Diocesan Executive Director
Office for Social Ministry
(nonprofit human services agency)
Hawaii Electric Light Company, Inc.*
2001

Louise K. Y. Ing, 49
Partner
Alston Hunt Floyd & Ing
(private law firm)
American Savings Bank, F.S.B.
1994

Bert A. Kobayashi, 57
Chairman
Kobayashi Development Group LLC
(real estate development)
American Savings Bank, F.S.B.
2002

Sanford J. Langa, 72
Partner
Poelman & Langa
(private law firm)
Maui Electric Company, Limited*
1961

B. Martin Luna, 63
Partner
Carlsmith Ball
(private law firm)
Maui Electric Company, Limited*
1978

Anne M. Takabuki, 45
Vice President/Secretary and
General Counsel
Wailea Golf Resort, Inc.
(resort and commercial development)
Maui Electric Company, Limited*
1993
Hawaiian Electric Company, Inc.
1997

Barry K. Taniguchi, 54
President
KTA Super Stores
(supermarket chain)
Hawaii Electric Light Company, Inc.*
1997
Hawaiian Electric Company, Inc.
2001
American Savings Bank, F.S.B.
2002

Thomas P. Whittemore, 53
Trustee
Parker Ranch Foundation Trust
(private trust)
Hawaii Electric Light Company, Inc.*
2001

Donald K. Yamada, 70
President
Yamada Diversified Corporation
(construction and trucking services)
Hawaii Electric Light Company, Inc.*
1985

Year denotes year of election to the board of directors

Information as of February 13, 2002

*Effective April 2001, the sole stockholder of Hawaii Electric Light Company, Inc. and Maui Electric Company, Limited decreased the size of the board of directors for both companies and the outside directors became members of the advisory board of directors of their respective companies.

SUBSIDIARY PRESIDENTS

T. Michael May, 55
Hawaiian Electric Company, Inc.
1992

Warren H. W. Lee, 54
Hawaii Electric Light Company, Inc.
1972

Edward L. Reinhardt, 49
Maui Electric Company, Limited
1986

Constance H. Lau, 49
American Savings Bank, F.S.B.
1984

Richard K. McQuain, 54
HEI Power Corp.
1995

Year denotes year of employment by the Company or subsidiary

Information as of February 13, 2002

STOCKHOLDER INFORMATION

Corporate headquarters

Hawaiian Electric Industries, Inc.
900 Richards Street P. O. Box 730
Honolulu, Hawaii 96813 Honolulu, Hawaii 96808-0730
Telephone: 808-543-5662
Facsimile: 808-543-7966

New York Stock Exchange

Common stock symbol: HE
Trust preferred securities symbols: HEPrS (HEI), HEPrQ and HEPrT (HECO)

Shareholder services

P. O. Box 730
Honolulu, Hawaii 96808-0730
Telephone: 808-532-5841
Facsimile: 808-532-5868
E-mail: invest@hei.com
Office hours:
7:30 a.m. to 4:00 p.m. Hawaiian Standard Time

Correspondence about common stock and utility preferred stock ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, duplicate mailings and account status may be directed to shareholder services.

After March 31, 2002, a copy of the Form 10-K annual report for 2001 for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. including financial statements and schedules may be obtained from HEI upon written request without charge from shareholder services at the above address or through HEI's website.

Website

Internet users can access information about HEI and its subsidiaries at the following address: http://www.hei.com

Company news on call
1-888-943-4329 (9HEIFAX)

Our toll free, automated voice response system allows shareholders to listen to recorded dividend and earnings information, news releases, stock quotes and the answers to frequently asked stockholder questions, or to request faxed or mailed copies of various documents.

Dividends and distributions

Common stock quarterly dividends are customarily paid on or about the 10th of March, June, September and December to stockholders of record on or about the 10th of February, May, August and November.

Quarterly distributions on trust preferred securities are paid by Hawaiian Electric Industries Capital Trust I and HECO Capital Trusts I and II on or about March 31, June 30, September 30 and December 31 to holders of record on the business day before the distribution is paid.

Utility company preferred stock quarterly dividends are paid on the 15th of January, April, July and October to preferred stockholders of record on the 5th of these months.

Dividend reinvestment and stock purchase plan

Any individual of legal age or any entity may buy HEI common stock at market prices directly from the Company. The minimum initial investment is $250. Additional optional cash investments may be as small as $25. The annual maximum investment is $120,000. After your account is open, you may reinvest all of your dividends to purchase additional shares, or elect to receive some of your dividends in cash. You may instruct the Company to electronically debit a regular amount from a checking or savings account. The Company also can deposit dividends automatically to your checking or savings account. A prospectus describing the plan may be obtained through HEI's website or by contacting shareholder services.

Annual meeting

Tuesday, April 23, 2002, 9:30 a.m.
Pacific Tower
1001 Bishop Street – 8th Floor, Room 805
Honolulu, Hawaii 96813

Please direct inquiries to:
Peter C. Lewis
Vice President-Administration and Corporate Secretary
Telephone: 808-543-7900
Facsimile: 808-543-7523

Independent auditors

KPMG LLP
Pauahi Tower
1001 Bishop Street – Suite 2100
Honolulu, Hawaii 96813
Telephone: 808-531-7286

Institutional investor and securities analyst inquiries

Please direct inquiries to:
Suzy P. Hollinger
Manager, Investor Relations
Telephone: 808-543-7385
Facsimile: 808-543-7966
E-mail: shollinger@hei.com

Transfer agents

Common stock and utility company preferred stock:
Shareholder services

Common stock only:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
Telephone: 212-509-4000
Facsimile: 212-509-5150

Trust preferred securities:
Contact your investment broker for information on transfer procedures.

HEI

HAWAIIAN ELECTRIC INDUSTRIES, INC.